Exhibit 21

Subsidiaries of Middleburg Financial Corporation

Name of Subsidiary	State of Organization
Gilkison Patterson Investment Advisors, Inc.	Virginia
ICBI Capital Trust I	Delaware
MFC Capital Trust II	Delaware
Middleburg Bank	Virginia
- Middleburg Bank Service Corporation	Virginia
Tredegar Trust Company	Virginia